NEW GOLD REPORTS 2022 SECOND QUARTER RESULTS

(All amounts are in U.S. dollars unless otherwise indicated)

August 4, 2022 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports second quarter results for the Company as of June 30, 2022. The Company will host a conference call and webcast today at 8:30 am Eastern Time to discuss the second quarter consolidated results (details are provided at the end of this news release). For detailed information, please refer to the Company's Second Quarter Management's Discussion and Analysis (MD&A) and Financial Statements that are available on the Company's website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information. Numbered note references throughout this news release are to endnotes which can be found at the end of this news release.

Consolidated Second Quarter Highlights

- Gold equivalent[1] ("gold eq.") production for the quarter of 70,514 ounces (52,431 ounces of gold, 7.4 million pounds of copper and 117,318 ounces of silver)
- Operating expenses[3] of $1,277 per gold eq. ounce
- All-in sustaining costs[2] of $2,373 per gold eq. ounce, including total cash costs[2] of $1,296 per gold eq. ounce
- Average realized gold price[2] of $1,879 per ounce and average realized copper price[2] of $4.14 per pound
- Cash generated from operations of $37 million, or $0.05 per share
- Cash generated from operations, before changes in non-cash operating working capital[2] of $27 million, or $0.04 per share
- Net loss of $38 million, or $0.06 per share
- Adjusted net loss[2] of $17 million, or $0.02 per share
- June 30, 2022 cash and cash equivalents of $277 million
- During the quarter, the Company provided an update to its 2022 consolidated operational outlook (*refer to the Company's July 11, 2022 news release for further information*)
- During the quarter, the Company successfully completed the previously announced redemption of its outstanding $100 million aggregate principal amount of its 6.375% Senior Notes due 2025 (*refer to the Company's May 16, 2022 news release for further information*)

"While the operational outlook changes to this year are unfortunate, our teams remained resilient during a challenging quarter and I remain confident that we are positioned to have a stronger second half of the year, and deliver on our updated guidance," stated Renaud Adams, President & CEO. "Heavy rainfall and flooding in the quarter impacted Rainy River's mine plan, but over the last month, we have made tremendous progress on our dewatering efforts and mining at the bottom of the pit has resumed. Our priority for the remainder of the year continues to be on positioning the open pit operations to their optimal conditions. Both of our operations also continue to review optimization opportunities and assess cost reduction initiatives to mitigate against inflationary challenges experienced across the industry. We continue to maintain a very healthy balance sheet while also paying down $100 million of our debt in the quarter, with no additional debt due until 2027. As we move forward and look beyond 2022, both of our operations continue to advance the Company's mid to long-term strategy of increasing production and decreasing costs, leading to free cash flow generation. I strongly believe this strategy remains intact. All while we continue to execute on our drilling programs and assess the potential of our significant remaining Mineral Resource inventory. Finally, we have executed on strategic opportunities to secure our cash position and liquidity profile to enable us to execute on our short-term capital projects allowing us to unlock the maximum value at both assets.

At Rainy River, the objective over the 2022 to 2026 period is to execute a plan that extracts our remaining open pit Mineral Reserves at the lowest cost possible, and ramp-up underground operations as incremental ore to the mill, to maximize free cash flow. Our year-end 2021 open pit Mineral Reserve estimate at Rainy River contained approximately 44 million tonnes of ore at approximately 1 g/t (inclusive of low-grade ore and exclusive of stockpile material) at an attractive strip ratio of 2.32:1 per the latest technical report, which has further been reduced at the end of the second quarter. We are facing the same inflationary pressures felt by our peers and across the industry, but I remain positive on several opportunities available to us. The increase in fuel prices has had

the largest impact to Rainy River, and one opportunity to reduce our fuel consumption is to minimize the amount of rehandling required to feed the mill by optimizing the in-pit blending strategy to maximize direct feed which will reduce stockpile movement. Our current technical report included approximately 22 million tonnes of ore to be rehandled during the 2022 to 2026 period. Minimizing this represents a significant opportunity to reduce fuel consumption, and improve grade at the mill, while reducing our carbon footprint. Other consumable prices have also increased, and we continue to evaluate additional opportunities to reduce our consumption. In the pit, we are improving on pumping, haulage conditions and other operational delays, all of which will have a positive impact in the near-term. Sequencing and better timing with mill operations will be key as we execute our near-term plans. Recently, we have experienced additional downtime at the mill, and we are working to address this and reduce our maintenance costs, as we look to increase our milling capacity moving forward. We continue to advance the development of the underground Intrepid zone with mining expected to begin in the fourth quarter. As we ramp-up Intrepid and incorporate other underground mining zones located below the pit over the next five years, our production growth profile at reduced costs remains very attractive with further potential to convert additional underground Mineral Resources to Mineral Reserves.

New Afton has historically proven to be a prolific block cave operation, a low-cost producer, and high free cash flow generator. We are working to return to these results as we near the completion of B3 development and continue to advance the C-Zone. With these new zones in production, we expect to return the asset, from 2024 forward, to years of low sustaining capital and higher grade, leading to increased production at low costs. Like Rainy River, New Afton has also experienced inflationary pressures however, mitigation efforts are underway including the ongoing use of a conveying system and continued efforts in electrifying the mobile fleet. These efforts should contribute significantly in reducing fuel consumption and improving our carbon footprint. Returning the mill to its full capacity should have a significant impact on reducing processing unit costs and we continue to assess further optimization opportunities. Exploration drilling programs continue to advance, with our priority on adding new higher-grade ore, to improve the mine life. There remains a meaningful inventory of Mineral Resources outside of the current mine plan, which could potentially provide further opportunities to enhance New Afton's mine plan," added Mr. Adams.

2022 Updated Operational Outlook

During the quarter, the Company provided an update to its 2022 consolidated operational outlook (refer to the Company's July 11, 2022 news release for further information). All other consolidated and mine site capital investment and exploration estimate guidance, including sustaining capital and sustaining leases and growth capital, remain unchanged.

Consolidated Operational Outlook	Revised Guidance	Original Guidance
Gold eq. production (ounces) [1]	325,000 - 365,000	380,000 - 440,000
Gold production (ounces)	260,000 - 290,000	295,000 - 335,000
Copper production (Mlbs)	25 - 35	35 - 45
Operating expenses, per gold eq. ounce[3]	$1,120 - $1,200	$840 - $920
All-in sustaining costs, per gold eq. ounce[2]	$1,875 - $1,975	$1,470 - $1,570

Rainy River Outlook	Revised Guidance	Original Guidance
Gold eq. production (ounces)[1]	230,000 - 250,000	265,000 - 295,000
Gold production (ounces)	225,000 - 245,000	260,000 - 290,000
Operating expenses, per gold eq. ounce[3]	$960 - $1,040	$730 - $810
All-in sustaining costs, per gold eq. ounce[2]	$1,620 - $1,720	$1,270 - $1,370

New Afton Outlook	Revised Guidance	Original Guidance
Gold eq. production (ounces)[1]	95,000 - 115,000	115,000 - 145,000
Gold production (ounces)	35,000 - 45,000	35,000 - 45,000
Copper production (Mlbs)	25 - 35	35 - 45
Operating expenses, per gold eq. ounce[3]	$1,485 - $1,565	$1,100 - $1,180
All-in sustaining costs, per gold eq. ounce[2]	$2,210 - $2,310	$1,695 - $1,795

Consolidated Financial Highlights

	Q2 2022	Q2 2021	H1 2022	H1 2021
Revenue ($M)	**115.7**	198.2	**290.4**	363.1
Operating expenses ($M)	**79.8**	95.2	**175.0**	189.1
Net (loss) earnings ($M)	**(37.9)**	(15.8)	**(45.7)**	1.0
Net (loss) per share ($)	**(0.06)**	(0.02)	**(0.07)**	—
Adj. net (loss) earnings ($M)[2]	**(16.7)**	26.7	**(6.4)**	34.8
Adj. net (loss) earnings, per share ($)[2]	**(0.02)**	0.04	**(0.01)**	0.05
Cash generated from operations ($M)	**37.4**	110.3	**105.2**	163.7
Cash generated from operations, per share ($)	**0.05**	0.16	**0.15**	0.24
Cash generated from operations, before changes in non-cash operating working capital ($M)[2]	**27.4**	84.7	**93.8**	148.5
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[2]	**0.04**	0.12	**0.14**	0.22

- Revenue decreased over the prior-year periods due to lower gold and copper sales volume, partially offset by higher realized gold prices. Lower sales in the quarter were impacted by the timing of concentrate shipments at New Afton of approximately 7,500 gold eq.[1] ounces which have been deferred to the third quarter, a quarterly impact of approximately $700 and $140 per gold eq. ounce on New Afton and consolidated all-in sustaining costs[2].

- Operating expenses were lower than the prior-year periods due to lower gold and copper sales volumes.

- Net loss increased over the prior-year periods primarily due to lower revenue and a higher loss on revaluation of investments, partially offset by lower operating expenses and a loss on revaluation of the New Afton free cash flow interest obligation in the prior-year periods.

- Adjusted net loss[2] increased over the prior-year periods primarily due to lower revenues.

- Cash generated from operations decreased over the prior-year periods due to lower revenues.

Consolidated Operational Highlights

	Q2 2022	Q2 2021	H1 2022	H1 2021
Gold eq. production (ounces)[1]	70,514	105,705	158,210	201,731
Gold eq. sold (ounces)[1]	62,509	104,221	155,045	196,039
Gold production (ounces)	52,431	66,989	120,532	133,639
Gold sold (ounces)	51,263	68,184	121,825	131,723
Copper production (Mlbs)	7.4	18.2	15.6	32.0
Copper sold (Mlbs)	4.4	16.9	13.6	30.2
Gold revenue, per ounce ($)	1,870	1,794	1,876	1,782
Copper revenue, per pound ($)	3.97	4.14	4.17	3.91
Average realized gold price, per ounce ($)[2]	1,879	1,817	1,889	1,803
Average realized copper price, per pound ($)[2]	4.14	4.43	4.41	4.17
Operating expenses, per gold eq. ounce ($)[3]	1,277	913	1,129	964
Total cash costs, per gold eq. ounce ($)[2]	1,296	977	1,161	1,019
Depreciation and depletion, per gold eq. ounce ($)[3]	628	495	569	496
All-in sustaining costs, per gold eq. ounce ($)[2]	2,373	1,551	2,018	1,551
Sustaining capital and sustaining leases ($M)[2]	59.9	49.2	115.4	87.1
Growth capital ($M)[2]	18.9	33.2	41.8	51.8
Total capital and leases ($M)	78.8	82.4	157.2	138.9

Rainy River Mine

Operational Highlights

Rainy River Mine	Q2 2022	Q2 2021	H1 2022	H1 2021
Gold eq. production (ounces)[1]	43,759	55,163	103,654	111,676
Gold eq. sold (ounces)[1]	46,781	57,304	108,464	110,881
Gold production (ounces)	42,516	52,901	101,349	107,557
Gold sold (ounces)	45,517	55,062	106,152	106,857
Gold revenue, per ounce ($)	1,879	1,817	1,886	1,802
Average realized gold price, per ounce ($)[2]	1,879	1,817	1,886	1,802
Operating expenses, per gold eq. ounce ($)[3]	1,029	974	983	989
Total cash costs, per gold eq. ounce ($)[2]	1,029	974	983	989
Depreciation and depletion, per gold eq. ounce ($)[3]	687	670	653	653
All-in sustaining costs, per gold eq. ounce ($)[2]	1,972	1,524	1,756	1,554
Sustaining capital and sustaining leases ($M)[2]	42.4	29.8	79.6	59.1
Growth capital ($M)[2]	2.6	3.7	7.5	5.0
Total capital and leases ($M)	45.0	33.6	87.1	64.1

Operating Key Performance Indicators

Rainy River Mine (Open Pit Mine only)	Q2 2022	Q2 2021	H1 2022	H1 2021
Tonnes mined per day (ore and waste)	110,153	158,556	114,381	154,683
Ore tonnes mined per day	12,295	36,256	16,136	35,970
Operating waste tonnes per day	19,560	71,124	27,337	68,399
Capitalized waste tonnes per day	78,298	51,176	70,909	50,314
Total waste tonnes per day	97,858	122,300	98,246	118,712
Strip ratio (waste:ore)	7.96	3.37	6.09	3.30
Tonnes milled per calendar day	23,302	25,349	23,807	25,822
Gold grade milled (g/t)	0.69	0.82	0.80	0.81
Gold recovery (%)	90	87	92	89

- Rainy River's priority for the remainder of the year continues to be on positioning the open pit operations to its optimal conditions with the team focusing on operational efficiencies including optimizing the fleet and advancing our mining at an appropriate rate as the pit gets deeper and narrower. Significant progress has been made on dewatering the open pit and mining at the bottom of the pit has resumed and will continue to ramp-up throughout the year. Concurrently, the operation continues to make meaningful progress advancing the underground plan. The Intrepid zone continues to advance on time and on budget, with initial production expected to begin later this year. Advancing the underground plan is expected to lead to increasing production at attractive all-in sustaining costs, and at current commodity prices should generate strong margins and free cash flow over the next decade.

- Open pit tonnes mined per day decreased over the prior-year periods due to the adverse impact from heavy rainfall around the Fort Frances area in northwestern Ontario, resulting in flooding in the Rainy River open pit and impacting the mine plan. Approximately 1.1 million ore tonnes and 8.9 million waste tonnes (including 7.1 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 7.96:1. The higher-than-average strip ratio was a result of limited access to ore zones due to the in-pit flooding during the quarter, as such, equipment was re-allocated to advance waste and overburden stripping. The strip ratio is expected to average approximately 2.1:1 for the remainder of the open pit life.

- Tonnes milled per calendar day decreased over the prior-year periods due to extra mechanical maintenance and the processing of harder ore from the North Lobe. Mining from the North Lobe open pit is expected to be completed in the first half of 2023.

- Gold eq.[1] production was 43,759 ounces (42,516 ounces of gold and 93,210 ounces of silver), a decrease over the prior-year period primarily due to lower gold grade because of the use of stockpiled low-grade ore during the quarter. Quarterly gold grade milled positively reconciled with the reserve model and approximately 50% of the tonnes milled during the quarter was low-grade material. For the six-month period ended June 30, 2022, gold eq.[1] production was 103,654 ounces (101,349 ounces of gold and 172,831 ounces of silver), a decrease over the prior-year period primarily due to lower tonnes processed.

- Operating expense[3] per gold eq. ounce increased over the prior-year period primarily due to lower sales volume and inflation-driven price increases of diesel, electricity, grinding media, and other inputs attributing to the higher unit costs. For the six-month period ended June 30, 2022, operating expense[3] per gold eq. ounce was in-line with the prior-year period.

- All-in sustaining costs[2] per gold eq. ounce increased over the prior-year periods due to higher sustaining capital spend and lower sales volume.

- Total capital and leases for the quarter were $45 million, and $87 million for the six-month period ended June 30, 2022, an increase over the prior-year periods due to higher sustaining capitalized waste mining costs as a result of the higher strip ratio. Sustaining capital[2] during the quarter primarily related to $29 million of capitalized waste, as well as capital maintenance, and the advancement of the annual tailings dam raise. Growth capital[2] primarily related to the development of the Intrepid underground zone, which advanced an additional 774 metres during the quarter.

- Free cash flow[2] for the quarter ended June 30, 2022, was $0.2 million (net of a $7 million stream payment), a decrease over the prior-year period due to a decrease in revenue. Free cash flow[2] for the six months ended June 30, 2022, was $15 million (net of a $13 million stream payment), consistent with the prior-year period due to an increase in cash generated from operations offset by an increase in capital expenditures.

New Afton Mine

Operational Highlights

New Afton Mine	Q2 2022	Q2 2021	H1 2022	H1 2021
Gold eq. production (ounces)[1]	26,755	50,542	54,556	90,055
Gold eq. sold (ounces)[1]	15,729	46,917	46,580	85,157
Gold production (ounces)	9,916	14,088	19,183	26,082
Gold sold (ounces)	5,746	13,122	15,673	24,866
Copper production (Mlbs)	7.4	18.2	15.6	32.0
Copper sold (Mlbs)	4.4	16.9	13.6	30.2
Gold revenue, per ounce ($)	1,800	1,697	1,810	1,697
Copper revenue, per ounce ($)	3.97	4.14	4.17	3.91
Average realized gold price, per ounce ($)[2]	1,879	1,817	1,914	1,809
Average realized copper price, per pound ($)[2]	4.14	4.43	4.41	4.17
Operating expenses, per gold eq. ounce ($)[3]	2,012	840	1,469	932
Total cash costs, per gold eq. ounce ($)[2]	2,090	981	1,575	1,058
Depreciation and depletion, per gold eq. ounce ($)[3]	441	274	364	284
All-in sustaining costs, per gold eq. ounce ($)[2]	3,222	1,402	2,355	1,396
Sustaining capital and sustaining leases ($M)[2]	17.2	19.1	35.1	27.6
Growth capital ($M)[2]	16.3	29.5	34.3	46.7
Total capital and leases ($M)	33.5	48.7	69.4	74.3

Operating Key Performance Indicators

New Afton Mine	Q2 2022	Q2 2021	H1 2022	H1 2021
Tonnes mined per day (ore and waste)	6,477	15,104	6,751	13,259
Tonnes milled per calendar day	11,472	13,795	10,889	13,680
Gold grade milled (g/t)	0.37	0.43	0.37	0.41
Gold recovery (%)	80	80	81	80
Copper grade milled (%)	0.42	0.79	0.45	0.72
Copper recovery (%)	78	83	79	82

- At New Afton, with the Lift 1 zone and recovery level now closed, the priority for the remainder of the year is to complete B3 development and ramp-up production in the fourth quarter. Additionally, C-Zone development continues to advance with first production expected to commence in the latter part of 2023. Gold and copper production are expected to significantly increase during the C-Zone period, with all-in sustaining costs to significantly decrease, leading to robust free cash flow during that time.

- Underground tonnes mined per day decreased over the prior-year periods due to the planned completion of Lift 1 mining activities, as well as the closure of the low grade-higher cost recovery level zone in June, earlier than planned. Production ramp-up of the B3 zone continued on schedule during the quarter, with development expected to be completed by September.

- Tonnes milled per calendar day decreased over the prior-year periods as planned and is currently incorporating lower grade surface stockpiles to supplement the overall lower tonnes mined.

- Gold eq.[1] production was 26,755 ounces (9,916 ounces of gold and 7.4 million pounds of copper), and for the six-month period ended June 30, 2021, gold eq.[1] production was 54,556 ounces (19,183 ounces of gold and 15.6 million pounds of copper), a decrease over the prior-year periods due to lower tonnes processed and lower gold and copper grades.

- Operating expense[3] per gold eq. ounce increased over the prior-year periods, primarily due to lower sales volume, inflation-driven price increases, and a $4 million ($250 per gold eq. ounce in the quarter) non-cash provision related to the write down of inventory to net realizable value.

- All-in sustaining costs[2] per gold eq. ounce increased over the prior-year periods, primarily due to lower sales volume, and higher sustaining capital spend for the six-month period. Sales in the quarter were impacted by timing of concentrate shipments with approximately 7,500 gold eq.[1] ounces deferred to the third quarter, an impact of approximately $700 per gold eq. ounce for the quarter.

- Total capital and leases for the quarter were $34 million, and $69 million for the six-month period ended June 30, 2022, a decrease over the prior-year periods, primarily due to timing of growth capital spend. Sustaining capital[2] in the quarter primarily related to B3 mine development and tailings management and stabilization activities. Growth capital[2] in the quarter primarily related to C-Zone development, which advanced 1,009 metres during the quarter.

- Free cash flow[2] for the quarter and six-month period ended June 30, 2022 was a net outflow of $43 million and $76 million, a decrease over the prior-year periods due to lower revenue.

Second Quarter 2022 Conference Call and Webcast

The Company will host a webcast and conference call today at 8:30 am Eastern Time to discuss the Company's second quarter consolidated results.

• Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://produceredition.webcasts.com/starthere.jsp?ei=1556145&tp_key=026884e3d6

• Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 67678068

• A recorded playback of the conference call will be available until September 4, 2022 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 678068. An archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds approximately 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah	**Brandon Throop**
Vice President, Strategy & Business Development	Director, Investor Relations
Direct: +1 (416) 324-6027	Direct: +1 (647) 264-5027
Email: ankit.shah@newgold.com	Email: brandon.throop@newgold.com

Endnotes

1. Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q2 2022 includes production of 93,210 ounces of silver (94,804 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $24.00 per silver ounce used for 2022 guidance estimates. Gold eq. ounces for New Afton in Q2 2022 includes 7.4 million pounds of copper produced (4.4 million pounds sold) and 24,108 ounces of silver produced (14,142 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, $4.00 per copper pound and $24.00 per silver ounce used for 2022 guidance estimates.

2. "Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

3. These are supplementary financial measures which are calculated as follows: "Operating expenses per gold eq. ounce sold" is total operating expenses divided by total gold equivalent ounces sold and "depreciation and depletion per gold eq. ounce sold" is total depreciation and depletion divided by total gold equivalent ounces sold.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net of capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The "Sustaining Capital Expenditure Reconciliation" table below reconciles New Gold's sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended June 30		Six months ended June 30	
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION				
Operating expenses	**79.8**	95.2	**175.0**	189.1
Gold equivalent ounces sold[1]	**62,509**	104,221	**155,045**	196,039
Operating expenses per gold equivalent ounce sold ($/ounce)	**1,277**	913	**1,129**	964
Operating expenses	**79.8**	95.2	**175.0**	189.1
Treatment and refining charges on concentrate sales	**1.2**	6.7	**5.0**	10.8
Total cash costs	**81.0**	101.9	**180.0**	199.8
Gold equivalent ounces sold[1]	**62,509**	104,221	**155,045**	196,039
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**1,296**	977	**1,161**	1,019
Sustaining capital expenditures[2]	**56.9**	46.5	**109.5**	81.7
Sustaining exploration - expensed	**0.2**	0.1	**0.4**	0.3
Sustaining leases[2]	**2.6**	2.7	**5.2**	5.4
Corporate G&A including share-based compensation	**5.2**	8.2	**12.1**	12.0
Reclamation expenses	**2.4**	2.4	**5.7**	4.7
Total all-in sustaining costs	**148.3**	161.7	**312.9**	304.0
Gold equivalent ounces sold[1]	**62,509**	104,221	**155,045**	196,039
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	**2,373**	1,551	**2,018**	1,551

	Three months ended June 30		Six months ended June 30	
(in millions of U.S. dollars, except where noted)	**2022**	**2021**	**2022**	**2021**
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION				
Operating expenses	**48.2**	55.8	**106.6**	109.7
Gold equivalent ounces sold[1]	**46,781**	57,304	**108,464**	110,881
Operating expenses per unit of gold sold ($/ounce)	**1,029**	974	**983**	989
Operating expenses	**48.2**	55.8	**106.6**	109.7
Total cash costs	**48.2**	55.8	**106.6**	109.7
Gold equivalent ounces sold[1]	**46,781**	57,304	**108,464**	110,881
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**1,029**	974	**983**	989
Sustaining capital expenditures[2]	**39.9**	27.4	**74.8**	54.2
Sustaining leases[2]	**2.3**	2.4	**4.6**	4.9
Reclamation expenses	**1.9**	1.8	**4.5**	3.5
Total all-in sustaining costs	**92.4**	87.4	**190.4**	172.3
Gold equivalent ounces sold[1]	**46,781**	57,304	**108,464**	110,881
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	**1,972**	1,524	**1,756**	1,554

	Three months ended June 30		Six months ended June 30	
(in millions of U.S. dollars, except where noted)	**2022**	**2021**	**2022**	**2021**
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION				
Operating expenses	**31.6**	39.4	**68.4**	79.4
Gold equivalent ounces sold[1]	**15,729**	46,917	**46,580**	85,157
Operating expenses per unit of gold sold ($/ounce)	**2,012**	840	**1,469**	932
Operating expenses	**31.6**	39.4	**68.4**	79.4
Treatment and refining charges on concentrate sales	**1.2**	6.7	**5.0**	10.8
Total cash costs	**32.8**	46.1	**73.4**	90.2
Gold equivalent ounces sold[1]	**15,729**	46,917	**46,580**	85,157
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	**2,090**	981	**1,575**	1,058
Sustaining capital expenditures[2]	**17.1**	19.0	**34.8**	27.3
Sustaining leases[2]	**0.1**	0.1	**0.3**	0.3
Reclamation expenses	**0.6**	0.6	**1.3**	1.2
Total all-in sustaining costs	**50.6**	65.8	**109.7**	119.0
Gold equivalent ounces sold[1]	**15,729**	46,917	**46,580**	85,157
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	**3,222**	1,402	**2,355**	1,396

Sustaining Capital Expenditures Reconciliation Table

(in millions of U.S. dollars, except where noted)	Three months ended June 30		Six months ended June 30	
	2022	**2021**	**2022**	**2021**
TOTAL SUSTAINING CAPITAL EXPENDITURES				
Mining interests per consolidated statement of cash flows	76.1	79.9	151.7	133.8
New Afton growth capital expenditures[2]	(16.3)	(29.5)	(34.3)	(46.7)
Rainy River growth capital expenditures[2]	(2.6)	(3.7)	(7.5)	(5.0)
Sustaining capital expenditures[2]	**57.2**	**46.7**	**109.9**	**82.1**

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" excludes "loss on repayment of long term debt" and "other gains and losses" as per Note 3 of the Company's condensed consolidated financial statements. Net earnings have been adjusted, including the associated tax impact, for loss on repayment of long term debt and the group of costs in "Other gains and losses" on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, fair value changes for copper price option contracts, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

(in millions of U.S. dollars, except where noted)	Three months ended June 30		Six months ended June 30	
	2022	**2021**	**2022**	**2021**
ADJUSTED NET (LOSS) EARNINGS RECONCILIATION				
(Loss) earnings before taxes	(36.5)	(10.6)	(43.8)	8.4
Other losses	13.7	42.8	32.0	34.1
Loss on repayment of long-term debt	4.3	—	4.3	—
Adjusted net (loss) earnings before taxes	**(18.5)**	**32.2**	**(7.5)**	**42.5**
Income tax expense	(1.4)	(5.2)	(1.9)	(7.4)
Income tax adjustments	3.2	(0.3)	3.0	(0.3)
Adjusted income tax recovery (expense)[2]	1.8	(5.5)	1.1	(7.7)
Adjusted net (loss) earnings[2]	**(16.7)**	**26.7**	**(6.4)**	**34.8**
Adjusted (loss) earnings per share (basic and diluted)[2]	**(0.02)**	**0.04**	**(0.01)**	**0.05**

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended June 30		Six months ended June 30	
(in millions of U.S. dollars)	2022	2021	2022	2021
CASH RECONCILIATION				
Cash generated from operations	37.4	110.3	105.2	163.7
Change in non-cash operating working capital	(10.0)	(25.6)	(11.4)	(15.2)
Cash generated from operations, before changes in non-cash operating working capital[2]	27.4	84.7	93.8	148.5

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended June 30, 2022			
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	51.8	(9.6)	(4.8)	37.4
Less Mining interest capital expenditures	(42.7)	(33.4)	—	(76.1)
Add Proceeds of sale from other assets	0.1	—	0.2	0.3
Less Lease payments	(2.3)	(0.1)	(0.2)	(2.6)
Less Cash settlement of non-current derivative financial liabilities	(6.7)	—	—	(6.7)
Free Cash Flow[2]	0.2	(43.1)	(4.8)	(47.7)

	Three months ended June 30, 2021			
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	63.3	55.4	(8.4)	110.3
Less Mining interest capital expenditures	(31.4)	(48.5)	(0.1)	(80.0)
Add Proceeds of sale from other assets	0.3	—	—	0.3
Less Lease payments	(2.4)	(0.1)	(0.2)	(2.7)
Less Cash settlement of non-current derivative financial liabilities	(6.5)	—	—	(6.5)
Free Cash Flow[2]	23.3	6.8	(8.7)	21.4

(in millions of U.S. dollars)	Six months ended June 30, 2022			
	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	114.7	5.6	(15.1)	105.2
Less Mining interest capital expenditures	(82.5)	(69.1)	(0.1)	(151.7)
Add Proceeds of sale from other assets	0.2	—	0.2	0.4
Less Lease payments	(4.6)	(0.3)	(0.2)	(5.1)
Less Cash settlement of non-current derivative financial liabilities	(13.0)	(12.4)	—	(25.3)
Free Cash Flow[2]	14.7	(76.2)	(15.2)	(76.5)

(in millions of U.S. dollars)	Six months ended June 30, 2021			
	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	93.2	84.6	(14.1)	163.7
Less Mining interest capital expenditures	(59.5)	(74.2)	(0.3)	(133.8)
Add Proceeds of sale from other assets	0.3	0.1	—	0.4
Less Lease payments	(4.9)	(0.3)	(0.3)	(5.4)
Less Cash settlement of non-current derivative financial liabilities	(13.5)	(4.9)	—	(18.5)
Free Cash Flow[2]	15.5	5.4	(14.6)	6.4

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

(in millions of U.S. dollars, except where noted)	Three months ended June 30		Six months ended June 30	
	2022	2021	2022	2021
TOTAL AVERAGE REALIZED PRICE				
Revenue from gold sales	95.8	121.9	228.6	234.3
Treatment and refining charges on gold concentrate sales	0.5	1.6	1.6	2.8
Gross revenue from gold sales	96.3	123.5	230.2	237.1
Gold ounces sold	51,263	68,184	121,825	131,723
Total average realized price per gold ounce sold ($/ounce)[2]	1,879	1,817	1,889	1,803

(in millions of U.S. dollars, except where noted)	Three months ended June 30		Six months ended June 30	
	2022	2021	2022	2021
RAINY RIVER AVERAGE REALIZED PRICE				
Revenue from gold sales	85.5	100.0	200.2	192.5
Gold ounces sold	45,517	55,062	106,152	106,857
Rainy River average realized price per gold ounce sold ($/ounce)[2]	1,879	1,817	1,886	1,802

(in millions of U.S. dollars, except where noted)	Three months ended June 30		Six months ended June 30	
	2022	2021	2022	2021
NEW AFTON AVERAGE REALIZED PRICE				
Revenue from gold sales	10.3	21.9	28.4	41.8
Treatment and refining charges on gold concentrate sales	0.5	1.6	1.6	2.8
Gross revenue from gold sales	10.8	23.5	30.0	44.6
Gold ounces sold	5,746	13,122	15,673	24,866
New Afton average realized price per gold ounce sold ($/ounce)[2]	1,879	1,817	1,914	1,809

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure starting on page 27 in the MD&A for the three and six months ended June 30, 2022 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations and guidance regarding production, costs, capital investments and expenses on a consolidated and mine-by-mine basis, and the factors and timing contributing to those expected results; an anticipated stronger second half of the year and delivering on updated guidance; the Company's planned priorities, activities and focus areas for the mine sites for the remainder of the year; the continued review of optimization opportunities and assessment of cost reduction initiatives; the Company's mid to long-term strategy of increasing production and decreasing costs at both sites, and the expected free cash flow to be generated therefrom; the Company's planned objectives for the 2022-2026 period, and the anticipated results; the continued evaluation of and potential opportunities relating to reducing consumption; the projected reduction in fuel consumption and improvement of the Company's carbon footprint;; development of the Intrepid zone and anticipated production timing; the ramp-up of production at B3 and expectations regarding timing for development completion and reaching nameplate mining rates in the fourth quarter; C-Zone development and projected timing for production; advancing exploration activities at both sites and expected delivery of an exploration update during the third quarter; the potential for additional conversion of Mineral Resources to Mineral Reserves over time and an associated extension of mine life; expectations regarding the strip ratio at Rainy River for the remainder of the open pit; projected fourth quarter access to higher grade ore material at Rainy River; anticipated short and long term benefits from advancing the underground plan at Rainy River; expected timing for completion of the North Lobe open pit mining; and the Company's projections regarding free cash flow and the factors contributing thereto.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2022 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) there being no significant disruptions to the Company's workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 (including any required self-isolation requirements due to cross-border travel to the United States or any other country or any other reason) or otherwise; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the

Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the New Afton Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to the Mineral Resources and Reserves contained herein has been reviewed and approved by Michele Della Libera, Director, Exploration for the Company. All other scientific and technical information contained in this news release has been reviewed and approved by Patrick Godin, Executive Vice President and Chief Operating Officer of New Gold. Mr. Della Libera is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientists British Columbia. Mr. Godin is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Della Libera and Mr. Godin are each a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.